Exhibit 99.2

ATS CORPORATION

Interim Condensed Consolidated Financial Statements

For the period ended December 28, 2025

(Unaudited)

ATS CORPORATION
Interim Condensed Consolidated Statements of Financial Position
(in thousands of Canadian dollars - unaudited)

As at	Note	December 28 2025	March 31 2025
ASSETS	11
Current assets
Cash and cash equivalents		$263,088	$225,947
Accounts receivable	17	657,006	719,435
Income tax receivable		10,345	32,065
Contract assets	17	473,583	503,552
Inventories	5	308,136	320,172
Deposits, prepaids and other assets	6	103,321	104,179
		1,815,479	1,905,350
Non-current assets
Property, plant and equipment	16	315,424	325,048
Right-of-use assets	7, 16	123,010	122,291
Long-term deposits	6	4,866	4,992
Other assets	8	4,787	7,062
Goodwill		1,390,325	1,394,576
Intangible assets	16	712,985	758,531
Deferred income tax assets	13	115,917	104,022
		2,667,314	2,716,522
Total assets		$4,482,793	$4,621,872
LIABILITIES AND EQUITY
Current liabilities
Bank indebtedness	11	$1,923	$27,271
Accounts payable and accrued liabilities		671,320	665,109
Income tax payable		40,062	40,073
Contract liabilities	17	327,885	330,134
Provisions	10	23,502	29,960
Current portion of lease liabilities	7	34,202	32,694
Current portion of long-term debt	11	174	219
		1,099,068	1,125,460
Non-current liabilities
Employee benefits		26,535	25,805
Long-term provisions	10	245	1,000
Long-term lease liabilities	7	96,262	96,699
Long-term debt	11	1,365,537	1,543,459
Deferred income tax liabilities	13	88,128	100,573
Other long-term liabilities	8	25,482	19,519
		1,602,189	1,787,055
Total liabilities		$2,701,257	$2,912,515
Commitments and contingencies	11, 15
EQUITY
Share capital	12	$851,073	$842,015
Contributed surplus		29,623	36,539
Accumulated other comprehensive income		160,837	166,855
Retained earnings		738,200	660,368
Equity attributable to shareholders		1,779,733	1,705,777
Non-controlling interests		1,803	3,580
Total equity		1,781,536	1,709,357
Total liabilities and equity		$4,482,793	$4,621,872

See accompanying notes to the interim condensed consolidated financial statements.

ATS CORPORATION
Interim Condensed Consolidated Statements of Income
(in thousands of Canadian dollars, except per share amounts - unaudited)

		Three months ended		Nine months ended
	Note	December 28 2025	December 29 2024	December 28 2025	December 29 2024

Revenues	16, 17	$760,653	$651,993	$2,225,829	$1,959,044

Operating costs and expenses
Cost of revenues		535,780	454,061	1,563,231	1,374,193
Selling, general and administrative		157,231	156,365	457,738	430,025
Restructuring costs	10	5,485	3,360	7,978	20,435
Stock-based compensation	14	4,458	5,125	6,157	11,548

Earnings from operations		57,699	33,082	190,725	122,843

Net finance costs	18	24,056	22,440	74,110	65,492

Income before income taxes		33,643	10,642	116,615	57,351

Income tax expense	13	3,610	4,137	28,678	16,438

Net income		$30,033	$6,505	$87,937	$40,913

Attributable to
Shareholders		$29,946	$6,414	$87,742	$40,809
Non-controlling interests		87	91	195	104
		$30,033	$6,505	$87,937	$40,913

Earnings per share attributable to shareholders
Basic	19	$0.31	$0.07	$0.90	$0.42
Diluted	19	$0.30	$0.07	$0.89	$0.41

See accompanying notes to the interim condensed consolidated financial statements.

ATS CORPORATION
Interim Condensed Consolidated Statements of Comprehensive Income
(in thousands of Canadian dollars - unaudited)

		Three months ended		Nine months ended
		December 28 2025	December 29 2024	December 28 2025	December 29 2024
Net income		$30,033	$6,505	$87,937	$40,913

Other comprehensive income (loss):

Items to be reclassified subsequently to net income:

Currency translation adjustment (net of income taxes of $nil)		(30,566)	66,702	(24,306)	96,418

Net unrealized gain (loss) on derivative financial instruments designated as cash flow hedges	9	7,256	(9,437)	12,245	(10,766)
Tax impact		(1,814)	2,382	(3,079)	2,716

Loss transferred to net income for derivatives designated as cash flow hedges	9	2,225	115	6,781	383
Tax impact		(553)	(29)	(1,679)	(100)

Cross-currency interest rate swap adjustment	13	685	(2,549)	2,617	(3,109)
Tax impact		(172)	637	(655)	777

Variable for fixed interest rate swap adjustment	13	968	910	2,888	(6,149)
Tax impact		(242)	(228)	(722)	1,537

Other comprehensive income (loss)		(22,213)	58,503	(5,910)	81,707

Comprehensive income		$7,820	$65,008	$82,027	$122,620

Attributable to
Shareholders		$7,759	$64,924	$81,998	$122,262
Non-controlling interests		61	84	29	358
		$7,820	$65,008	$82,027	$122,620

See accompanying notes to the interim condensed consolidated financial statements.

ATS CORPORATION
Interim Condensed Consolidated Statements of Changes in Equity
(in thousands of Canadian dollars - unaudited)

Nine months ended December 28, 2025
	Share capital	Contributed surplus	Retained earnings	Currency translation adjustments	Cash flow hedge reserve	Total accumulated other comprehensive income	Non-controlling interests	Total equity

Balance, as at March 31, 2025	$842,015	$36,539	$660,368	$170,927	$(4,072)	$166,855	$3,580	$1,709,357
Net income	—	—	87,742	—	—	—	195	87,937
Other comprehensive income (loss)	—	—	—	(24,140)	18,396	(5,744)	(166)	(5,910)
Total comprehensive income (loss)	—	—	87,742	(24,140)	18,396	(5,744)	29	82,027

Purchase of non-controlling interest 4	—	—	(2,564)	—	—	—	(1,806)	(4,370)
Stock-based compensation	—	3,524	—	—	—	—	—	3,524
Exercise of stock options	14,367	(3,279)	—	—	—	—	—	11,088
Settlement of RSUs (note 14)	7,161	(7,161)	—	—	—	—	—	—
Common shares held in trust (note 14)	(9,616)	—	—	—	—	—	—	(9,616)
Repurchase of common shares (note 12)	(2,854)	—	(7,346)	—	—	—	—	(10,200)
Hedging reserve reclassified to net income	—	—	—	—	(274)	(274)	—	(274)

Balance, as at December 28, 2025	$851,073	$29,623	$738,200	$146,787	$14,050	$160,837	$1,803	$1,781,536

Nine months ended December 29, 2024
	Share capital	Contributed surplus	Retained earnings	Currency translation adjustments	Cash flow hedge reserve	Total accumulated other comprehensive income	Non-controlling interests	Total equity

Balance, as at March 31, 2024	$865,897	$26,119	$724,495	$48,635	$15,520	$64,155	$3,281	$1,683,947
Net income	—	—	40,809	—	—	—	104	40,913
Other comprehensive income (loss)	—	—	—	96,164	(14,711)	81,453	254	81,707
Total comprehensive income (loss)	—	—	40,809	96,164	(14,711)	81,453	358	122,620

Purchase of non-controlling interest	—	—	94	—	—	—	(94)	—
Stock-based compensation	—	9,907	—	—	—	—	—	9,907
Exercise of stock options	183	(44)	—	—	—	—	—	139
Common shares held in trust	(14,690)	—	—	—	—	—	—	(14,690)
Repurchase of common shares	(9,831)	—	(36,052)	—	—	—	—	(45,883)

Balance, as at December 29, 2024	$841,559	$35,982	$729,346	$144,799	$809	$145,608	$3,545	$1,756,040
See accompanying notes to the interim condensed consolidated financial statements.

ATS CORPORATION
Interim Condensed Consolidated Statements of Cash Flows
(in thousands of Canadian dollars - unaudited)

		Three months ended		Nine months ended
	Note	December 28 2025	December 29 2024	December 28 2025	December 29 2024

Operating activities
Net income		$30,033	$6,505	$87,937	$40,913
Items not involving cash
Depreciation of property, plant and equipment		8,770	8,404	25,790	25,152
Amortization of right-of-use assets	7	9,965	8,563	28,766	24,967
Amortization of intangible assets		21,569	20,943	62,493	64,511
Deferred income taxes	13	(7,540)	(9,488)	(32,810)	(25,266)
Other items not involving cash		(1,969)	(1,605)	(2,234)	(2,666)
Stock-based compensation	14	2,701	3,281	3,524	9,907
Change in non-cash operating working capital	20	51,079	30,081	125,415	(151,073)
Cash flows provided by (used in) operating activities		$114,608	$66,684	$298,881	$(13,555)

Investing activities
Acquisition of property, plant and equipment		$(6,068)	$(6,901)	$(21,297)	$(22,111)
Acquisition of intangible assets		(10,471)	(9,506)	(29,951)	(27,032)
Business acquisitions, net of cash acquired	4	—	2,280	—	(179,389)
Settlement of cross-currency interest rate swap instrument	8	—	(16,555)	—	(16,555)
Proceeds from disposal of property, plant and equipment		(125)	350	—	1,135
Cash flows used in investing activities		$(16,664)	$(30,332)	$(51,248)	$(243,952)

Financing activities
Bank indebtedness		$(5,270)	$(13,559)	$(25,237)	$(503)
Repayment of long-term debt		(16,315)	(218,569)	(231,385)	(505,686)
Proceeds from long-term debt		—	193,836	84,999	908,354
Settlement of cross-currency interest rate swap instrument	8	—	24,262	—	24,262
Proceeds from exercise of stock options		55	52	11,088	139
Purchase of non-controlling interest		—	—	(4,370)	—
Repurchase of common shares	12	—	—	(10,000)	(44,983)
Acquisition of shares held in trust	14	—	—	(9,616)	(14,690)
Principal lease payments		(9,387)	(7,678)	(26,059)	(22,244)
Cash flows provided by (used in) financing activities		$(30,917)	$(21,656)	$(210,580)	$344,649

Effect of exchange rate changes on cash and cash equivalents		(1,251)	1,519	88	5,833

Increase in cash and cash equivalents		65,776	16,215	37,141	92,975

Cash and cash equivalents, beginning of period		197,312	246,937	225,947	170,177

Cash and cash equivalents, end of period		$263,088	$263,152	$263,088	$263,152

Supplemental information
Cash income taxes paid		$15,891	$21,797	$29,995	$51,213
Cash interest paid		$18,230	$23,147	$67,878	$62,837

See accompanying notes to the interim condensed consolidated financial statements.

ATS CORPORATION
Notes to Interim Condensed Consolidated Financial Statements
    (in thousands of Canadian dollars, except per share amounts - unaudited)
1. CORPORATE INFORMATION

ATS Corporation and its subsidiaries (collectively, "ATS" or the "Company") is an industry leader in planning, designing, building, commissioning and servicing automated manufacturing systems - including automation products and test solutions - for a broadly diversified base of customers.

The Company is listed on the Toronto Stock Exchange and the New York Stock Exchange under the ticker symbol "ATS" and is incorporated and domiciled in Ontario, Canada. The address of its registered office is 730 Fountain Street North, Cambridge, Ontario, Canada.

The interim condensed consolidated financial statements of the Company for the three and nine months ended December 28, 2025 were authorized for issue by the Board of Directors on February 3, 2026.

2. BASIS OF PREPARATION

These interim condensed consolidated financial statements were prepared on a historical cost basis, except for derivative instruments that have been measured at fair value. The interim condensed consolidated financial statements are presented in Canadian dollars and all values are rounded to the nearest thousand, except where otherwise stated.

Statement of compliance
These interim condensed consolidated financial statements are prepared in accordance with International Accounting Standard ("IAS") 34 - Interim Financial Reporting. Accordingly, certain information and disclosures normally included in annual financial statements prepared in accordance with International Financial Reporting Standards ("IFRS"), as issued by the International Accounting Standards Board ("IASB"), have been omitted or condensed. These interim condensed consolidated financial statements should be read in conjunction with the annual consolidated financial statements of the Company for the year ended March 31, 2025.

Standards issued but not yet effective
A number of new standards and amendments to standards have been issued but are not yet effective for the financial year ending March 31, 2026, and accordingly, have not been applied in preparing these interim condensed consolidated financial statements. The Company reasonably expects the following standards to be applicable at a future date:

(i) Issuance of IFRS 18 - Presentation and Disclosure in Financial Statements

On April 9, 2024, the IASB issued IFRS 18, which will replace IAS 1 for reporting periods beginning on or after January 1, 2027. The new standard aims to improve comparability and transparency of communication in financial statements. The requirements include required totals, subtotals and new categories in the consolidated statements of income; disclosure of management-defined performance measures and guidance on aggregation and disaggregation. Retrospective application is required in both annual and interim financial statements. The Company is in the process of reviewing the new standard to determine the impact on its consolidated financial statements.

(ii) Issuance of amendments to IFRS 9 and IFRS 7

In May 2024, the IASB issued amendments to IFRS 9 and IFRS 7, effective for annual periods beginning on or after January 1, 2026, with early adoption permitted. These amendments clarify the timing of derecognition for financial liabilities settled through electronic payment systems, provide additional

ATS CORPORATION
Notes to Interim Condensed Consolidated Financial Statements
    (in thousands of Canadian dollars, except per share amounts - unaudited)
guidance on assessing the contractual cash flow characteristics of financial assets with a contingent feature, and introduce new disclosure requirements for equity instruments designated at fair value through other comprehensive income and financial instruments with contingent features. Adoption of these amendments is not expected to have a significant impact on the Company's consolidated financial statements.

3. CRITICAL ACCOUNTING ESTIMATES AND ASSUMPTIONS

The preparation of the Company's interim condensed consolidated financial statements requires management to make estimates, judgments and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses, and the disclosure of contingent assets and liabilities at the end of the reporting period. However, uncertainty about these estimates, judgments and assumptions could result in outcomes that require a material adjustment to the carrying amount of the asset or liability affected in future periods.

The key assumptions concerning the future and other key sources of estimation uncertainty at the reporting date, which have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities within the next fiscal year, are consistent with those disclosed in the Company's fiscal 2025 audited consolidated financial statements.

The Company based its estimates, judgments and assumptions on parameters available when the interim condensed consolidated financial statements were prepared. Existing circumstances and assumptions about future developments, however, may change due to market changes or circumstances arising beyond the control of the Company. Such changes are reflected in the estimates when they occur.

Tariffs: Management is monitoring the global tariff environment, including reciprocal measures from impacted jurisdictions. While some customers are evaluating capital spend, management has not seen any material impact on the Company's financial position, cash flows and operations. Management will continue to monitor and assess the impact of the tariffs on its judgments, estimates, and amounts recognized in its interim condensed consolidated financial statements.

4. ACQUISITIONS

(a) Prior year acquisitions

(i) On July 24, 2024, the Company acquired 100% of the shares of Paxiom Group ("Paxiom"), a provider of primary, secondary, and end-of-line packaging machines in the food and beverage, cannabis, and pharmaceutical industries. The total purchase price paid upon finalization of working capital adjustments was $146,438.

ATS CORPORATION
Notes to Interim Condensed Consolidated Financial Statements
    (in thousands of Canadian dollars, except per share amounts - unaudited)

Cash used in investing activities in the year of acquisition was determined as follows:

Cash consideration	$146,438
Less: cash acquired	(9,923)
$136,515

The allocation of the purchase price at fair value was as follows:

Purchase price allocation
Cash	$9,923
Other current assets	18,945
Property, plant and equipment	1,588
Right-of-use assets	11,562
Intangible assets with a definite life
Technology	10,200
Customer relationships	44,700
Other	1,694
Intangible assets with an indefinite life
Brands	12,200
Current liabilities	(17,745)
Other long-term liabilities	(10,438)
Deferred tax liability	(15,160)
Net identifiable assets	$67,469
Residual purchase price allocated to goodwill	78,969
Purchase consideration	$146,438

Current assets as of the acquisition date, include accounts receivable of $5,328, representing the fair value of accounts receivable expected to be collected.

The purchase cost was allocated to the underlying assets acquired and liabilities assumed based upon the estimated fair values at the date of acquisition. The fair value of the assets acquired and the liabilities assumed have been finalized.

The primary factors contributing to the recognition of goodwill include the acquired workforce, access to new market growth opportunities, and the strategic value to the Company's growth plan. Approximately 80% of the amounts assigned to intangible assets and 87% of the amounts assigned to goodwill are not expected to be tax-deductible. This acquisition was accounted for as a business combination, with the Company acquiring Paxiom using the purchase method of accounting as of July 24, 2024.

(ii) On August 30, 2024, the Company acquired all material assets from Heidolph Instruments GmbH & Co. KG and Hans Heidolph GmbH ("Heidolph"), a leading manufacturer of premium lab equipment for the life sciences and pharmaceutical industries. This acquisition was accounted for as a business combination with the Company as the acquirer, since Heidolph meets the definition of a business under IFRS 3. The total purchase price paid upon finalization of post-closing adjustments was $45,064 (30,252 Euros).

ATS CORPORATION
Notes to Interim Condensed Consolidated Financial Statements
    (in thousands of Canadian dollars, except per share amounts - unaudited)

Cash used in investing activities in the year of acquisition was determined as follows:

Cash consideration	$45,064
Less: cash acquired	(2,190)
$42,874

The allocation of the purchase price at fair value was as follows:

Purchase price allocation
Cash	$2,190
Other current assets	17,645
Property, plant and equipment	18,014
Right-of-use assets	3,204
Intangible assets with a definite life
Customer relationships	1,564
Other	297
Intangible assets with an indefinite life
Brands	5,213
Current liabilities	(9,093)
Other long-term liabilities	(3,204)
Net identifiable assets	$35,830
Residual purchase price allocated to goodwill	9,234
Purchase consideration	$45,064

Current assets as of the acquisition date, include accounts receivable of $2,087, representing the fair value of accounts receivable expected to be collected.

The purchase cost was allocated to the underlying assets acquired and liabilities assumed based upon the estimated fair values at the date of acquisition. The fair value of the assets acquired and the liabilities assumed has been finalized. During the nine months ended December 28, 2025, changes to the purchase price allocation for the acquisition resulted in an increase to intangible assets of $893, a decrease to working capital of $3,638, and an increase to goodwill of $2,745.

The primary factors contributing to the recognition of goodwill include the acquired workforce and adjacent strategic capabilities, which will complement existing ATS businesses to provide comprehensive laboratory solutions. The amounts assigned to goodwill and intangible assets are expected to be 100% tax-deductible. This acquisition was accounted for as a business combination, with the Company acquiring Heidolph using the purchase method of accounting as of August 30, 2024.

5. INVENTORIES

As at	December 28 2025	March 31 2025
Raw materials	$145,728	$145,110
Work in progress	96,520	105,836
Finished goods	65,888	69,226
	$308,136	$320,172

ATS CORPORATION
Notes to Interim Condensed Consolidated Financial Statements
    (in thousands of Canadian dollars, except per share amounts - unaudited)
The amount charged to net income and included in cost of revenues for the write-down of inventories for net realizable value adjustments during the three and nine months ended December 28, 2025 was $1,646 and $5,908, respectively (three and nine months ended December 29, 2024 - $1,007 and $3,073, respectively). The amount of inventories carried at net realizable value as at December 28, 2025 was $8,272 (March 31, 2025 - $8,035).

6. DEPOSITS, PREPAIDS AND OTHER ASSETS

As at	December 28 2025	March 31 2025
Prepaid assets	$36,706	$41,208
Restricted cash (i)	624	784
Supplier deposits (ii)	30,358	33,429
Investment tax credits receivable	25,745	24,463
Current portion of cross-currency interest rate swap instrument	—	2,597
Forward foreign exchange contracts	9,888	1,698
	$103,321	$104,179

(i) Restricted cash primarily consists of a pledged account for post-employment benefit payments.

(ii) As at December 28, 2025, the long-term portion of deposits was $4,866 (March 31, 2025 - $4,992) which is recorded in long-term deposits in the interim condensed consolidated statements of financial position.

7. RIGHT-OF-USE ASSETS AND LEASE LIABILITIES

Changes in the net balance of right-of-use assets during the nine months ended December 28, 2025 were as follows:

	Buildings	Vehicles and equipment	Total
Balance, at March 31, 2025	$98,802	$23,489	$122,291
Additions	17,885	10,682	28,567
Amortization	(20,230)	(8,536)	(28,766)
Exchange and other adjustments	391	527	918
Balance, at December 28, 2025	$96,848	$26,162	$123,010

Changes in the balance of lease liabilities during the nine months ended December 28, 2025 were as follows:

	Note
Balance, at March 31, 2025		$129,393
Additions		28,567
Interest		4,888
Payments		(30,947)
Exchange and other adjustments		(1,437)
Balance, at December 28, 2025		$130,464
Less: current portion		34,202
		$96,262

ATS CORPORATION
Notes to Interim Condensed Consolidated Financial Statements
    (in thousands of Canadian dollars, except per share amounts - unaudited)
The right-of-use assets and lease liabilities relate to leases of real estate properties, automobiles and other equipment. For the three and nine months ended December 28, 2025, the Company recognized expense related to short-term and low-value leases of $1,193 and $3,322, respectively, in cost of revenues (December 29, 2024 - $1,246 and $3,037, respectively), and $828 and $2,372, respectively, in selling, general and administrative expenses (December 29, 2024 - $594 and $1,636, respectively) in the interim condensed consolidated statements of income.

8. OTHER ASSETS AND LIABILITIES

Other assets consist of the following:

As at	December 28 2025	March 31 2025
Cross-currency interest rate swap instrument (i), (iii)	$—	$1,342
Long-term investment tax credits (v)	2,085	5,705
Long-term forward foreign exchange contracts (iv)	2,686	—
Other	16	15
	$4,787	$7,062

Other long-term liabilities consist of the following:

As at	December 28 2025	March 31 2025
Cross-currency interest rate swap instrument (i)	$25,482	$10,131
Variable for fixed interest rate swap instrument (ii)	—	6,534
Long-term forward foreign exchange contracts (iv)	—	2,854
	$25,482	$19,519

(i) On December 5, 2024, the Company entered into a cross-currency interest rate swap instrument to swap U.S. $175,000 into Canadian dollars to hedge a portion of its foreign exchange risk related to its U.S. dollar-denominated Senior Notes ("U.S. Senior Notes"). The Company will receive interest of 4.125% U.S. per annum and pay interest of 3.128% Canadian. The terms of the hedging instrument will end on December 15, 2027.

The Company also entered into a cross-currency interest rate swap instrument on December 5, 2024 to swap 165,328 Euros into Canadian dollars to hedge the net investment in European operations. The Company will receive interest of 3.128% Canadian per annum and pay interest of 2.645% Euros. The terms of the hedging relationship will end on December 15, 2027.

(ii) On November 21, 2023, the Company entered into a variable for fixed interest rate swap instrument to swap the variable interest rate on the $300,000 outstanding on the secured credit facility to a fixed 4.044% interest rate. The terms of the hedging relationship will end on November 4, 2026. The current portion of the variable for fixed interest rate swap instrument is recorded in deposits, prepaids and other assets for asset balances, and accounts payable and accrued liabilities for liability balances, on the interim condensed consolidated statements of financial position.

(iii) The current portion of the cross-currency interest rate swap instrument is recorded in deposits, prepaids and other assets, on the interim condensed consolidated statements of financial position.

(iv) The current portion of the forward foreign exchange contracts is recorded in deposits, prepaids and other assets for asset balances, and accounts payable and accrued liabilities for liability balances, on the interim condensed consolidated statements of financial position.

ATS CORPORATION
Notes to Interim Condensed Consolidated Financial Statements
    (in thousands of Canadian dollars, except per share amounts - unaudited)
(v) The current portion of the investment tax credits is recorded in deposits, prepaids and other assets, on the interim condensed consolidated statements of financial position.

9. FINANCIAL INSTRUMENTS AND RISK MANAGEMENT

During the three and nine months ended December 28, 2025 and the three and nine months ended December 29, 2024, there were no changes in the classification of financial assets as a result of a change in the purpose or use of those assets. The Company uses derivative instruments, including cross-currency interest rate swaps, interest rate swaps, and forward foreign exchange contracts to manage exposure to foreign exchange rate and interest rate fluctuations. These derivative instruments are categorized as Level 2 in the fair value hierarchy with fair value determined using a discounted cash flow technique, incorporating inputs that are observable in the market or can be derived from observable market data. The Company does not have any Level 1 or Level 3 instruments.

During the three and nine months ended December 28, 2025 and the three and nine months ended December 29, 2024, there were no transfers of financial instruments between Level 1 and Level 2 fair value measurements, and no transfers into or out of Level 3 fair value measurements.

Instruments not subject to hedge accounting
As part of the Company's risk management strategy, forward contract derivative financial instruments are used to manage foreign currency exposure related to the translation of foreign currency net assets to the subsidiary's functional currency. As these instruments have not been designated as hedges, the change in fair value is recorded in selling, general and administrative expenses in the interim condensed consolidated statements of income.

For the three and nine months ended December 28, 2025, the Company recorded risk management losses of $2,586 and $1,108, respectively (three and nine months ended December 29, 2024 - losses of $13,310 and $17,501, respectively), on foreign currency risk management forward contracts in the interim condensed consolidated statements of income. Included in these amounts, during the three and nine months ended December 28, 2025, were unrealized gains of $1,514 and $1,178 respectively (three and nine months ended December 29, 2024 - unrealized losses of $5,016 and $3,729), representing the change in fair value. In addition, during the three and nine months ended December 28, 2025, the Company realized foreign exchange losses of $4,100 and $2,286, respectively (three and nine months ended December 29, 2024 - realized losses of $8,294 and $13,772, respectively), which were settled.

10. PROVISIONS

	Warranty	Restructuring	Other	Total
Balance, at March 31, 2025	$10,362	$19,022	$1,576	$30,960
Provisions made	3,002	7,978	12,231	23,211
Provisions used	(2,749)	(16,402)	(11,575)	(30,726)
Exchange adjustments	36	314	(48)	302
Balance, at December 28, 2025	$10,651	$10,912	$2,184	$23,747

Warranty provisions
Warranty provisions are related to sales of products and are based on experience reflecting statistical trends of warranty costs.

ATS CORPORATION
Notes to Interim Condensed Consolidated Financial Statements
    (in thousands of Canadian dollars, except per share amounts - unaudited)
Restructuring
Restructuring charges are recognized in the period incurred and when the criteria for provisions are fulfilled. Termination benefits are recognized as a liability and an expense when the Company is demonstrably committed through a formal restructuring plan.

The Company periodically undertakes reviews of its operations to ensure alignment with strategic market opportunities. In the third quarter of fiscal 2026, restructuring expenses of $5,485 were recorded in relation to these activities.

During the three and nine months ended December 28, 2025, the Company recorded $nil and $2,493 related to restructuring activities previously disclosed in fiscal 2025. The costs incurred related primarily to workforce reductions. Included in the restructuring provisions is $245 of costs classified as long-term due to country-specific requirements for termination benefits (March 31, 2025 - $1,000).

Other provisions
Other provisions are related to medical insurance expenses that have been incurred during the period but are not yet paid, and other miscellaneous provisions.

11. BANK INDEBTEDNESS AND LONG-TERM DEBT

On December 4, 2025, the Company amended its Credit Facility, extending the maturity date to December 4, 2029. The Credit Facility consists of (i) a $900,000 secured committed revolving line of credit and (ii) a fully drawn $150,000 secured term credit facility. The Company incurred transaction costs of $2,542 which were deferred and are being amortized over the term of the Credit Facility. The Credit Facility is secured by the Company's assets, including a pledge of shares of certain of the Company's subsidiaries. Certain of the Company's subsidiaries also provide guarantees under the Credit Facility. At December 28, 2025, the Company had utilized $300,000 under the Credit Facility, of which $300,000 was classified as long-term debt (March 31, 2025 - $452,248) and $nil by way of letters of credit (March 31, 2025 - $nil).
The Credit Facility is available in Canadian dollars by way of prime rate advances, Term CORRA advances and/or Daily Compounded CORRA advances, in U.S. dollars by way of base rate advances and/or Term SOFR advances, in Euros by way of EURIBOR advances, in British pounds sterling by way of Daily Simple SONIA advances, and by way of letters of credit for certain purposes. The interest rates applicable to the Credit Facility are determined based on a net debt-to-EBITDA ratio as defined in the Credit Facility. For prime rate advances and base rate advances, the interest rate is equal to the agent's prime rate or the agent's U.S. dollar base rate in Canada, respectively, plus a margin ranging from 0.45% to 2.00%. For Term CORRA advances, Daily Compounded CORRA advances, Term SOFR advances, EURIBOR advances and Daily Simple SONIA advances, the interest rate is equal to the Term CORRA rate, the Daily Compounded CORRA rate, the Term SOFR rate, the EURIBOR rate or the Daily Simple SONIA rate, respectively, plus a margin that varies from 1.45% to 3.00%. The Company pays a fee for usage of financial letters of credit that ranges from 1.45% to 3.00%, and a fee for usage of non-financial letters of credit that ranges from 0.97% to 2.00%. The Company pays a standby fee on the unadvanced portions of the amounts available for advance or drawdown under the Credit Facility at rates ranging from 0.29% to 0.60%. The Company's Credit Facility is subject to changes in market interest rates. Changes in economic conditions outside of the Company's control could result in higher interest rates, thereby increasing its interest expense. The Company uses a variable for fixed interest rate swap to hedge a portion of its Credit Facility (see note 8). The Credit Facility is subject to financial covenants including a net debt-to-EBITDA test and an interest coverage test. Under the terms of the Credit Facility, the Company is restricted from encumbering any assets with certain permitted exceptions. At December 28, 2025, all of the covenants were met.

ATS CORPORATION
Notes to Interim Condensed Consolidated Financial Statements
    (in thousands of Canadian dollars, except per share amounts - unaudited)
The Company has additional credit facilities available of $110,537 (40,012 Euros, $24,000 U.S., 110,000 Thai Baht, 2,500 GBP, 5,000 CNY, $1,000 AUD and $1,909 CAD). The total amount outstanding on these facilities as at December 28, 2025 was $3,854, of which $1,923 was classified as bank indebtedness (March 31, 2025 - $27,271), $1,931 was classified as long-term debt (March 31, 2025 - $2,129) and $nil by way of letters of credit (March 31, 2025 - $nil). The interest rates applicable to the credit facilities range from 2.60% to 6.75% per annum, in local currency. A portion of the long-term debt is secured by certain assets of the Company.

The Company's U.S. $350,000 aggregate principal amount of U.S. Senior Notes were issued at par, bear interest at a rate of 4.125% per annum and mature on December 15, 2028. After December 15, 2023, the Company may redeem the U.S. Senior Notes, in whole at any time or in part from time to time, at specified redemption prices and subject to certain conditions required by the U.S. Senior Notes. If the Company experiences a change of control, the Company may be required to repurchase the U.S. Senior Notes, in whole or in part, at a purchase price equal to 101% of the aggregate principal amount of the U.S. Senior Notes, plus accrued and unpaid interest, if any, to, but not including, the redemption date. The U.S. Senior Notes contain customary covenants that restrict, subject to certain exceptions and thresholds, some of the activities of the Company and its subsidiaries, including the Company's ability to dispose of assets, incur additional debt, pay dividends, create liens, make investments, and engage in specified transactions with affiliates. At December 28, 2025, all of the covenants were met. Subject to certain exceptions, the U.S. Senior Notes are guaranteed by each of the subsidiaries of the Company that is a borrower or has guaranteed obligations under the Credit Facility. Transaction fees of $8,100 were deferred and are being amortized over the term of the U.S. Senior Notes. The Company uses a cross-currency interest rate swap instrument to hedge a portion of its U.S. Senior Notes (see note 8).

On August 21, 2024, the Company completed a private placement of $400,000 aggregate principal amount of CAD senior unsecured notes ("CAD Senior Notes"). The CAD Senior Notes were issued at par, bear interest at a rate of 6.50% per annum and mature on August 21, 2032. On December 19, 2024, the Company completed a private placement of an additional $200,000 of CAD Senior Notes, bringing the total amount of CAD Senior Notes issued to $600,000. The additional CAD Senior Notes were issued at a premium of $1,250 which is classified as long-term debt. The Company may redeem the CAD Senior Notes, at any time after August 21, 2027, in whole or in part, at specified redemption prices and subject to certain conditions required by the CAD Senior Notes. If the Company experiences a change of control, the Company may be required to repurchase the CAD Senior Notes, in whole or in part, at a purchase price equal to 101% of the aggregate principal amount of the CAD Senior Notes, plus accrued and unpaid interest, if any, to, but not including, the redemption date. The CAD Senior Notes contain customary covenants that restrict, subject to certain exceptions and thresholds, some of the activities of the Company and its subsidiaries, including the Company's ability to dispose of assets, incur additional debt, pay dividends, create liens, make investments, and engage in specified transactions with affiliates. Transaction fees of $9,604 were deferred and are being amortized over the term of the CAD Senior Notes. At December 28, 2025, all of the covenants were met. Subject to certain exceptions, the CAD Senior Notes are guaranteed by each of the subsidiaries of the Company that is a borrower or has guaranteed obligations under the Credit Facility.

(i) Bank indebtedness

As at	December 28 2025	March 31 2025
Other facilities	$1,923	$27,271

ATS CORPORATION
Notes to Interim Condensed Consolidated Financial Statements
    (in thousands of Canadian dollars, except per share amounts - unaudited)
(ii) Long-term debt

As at	December 28 2025	March 31 2025
Credit Facility	$300,000	$452,248
Senior Notes	1,079,657	1,104,740
Other facilities	1,931	2,129
Issuance costs	(15,877)	(15,439)
	1,365,711	1,543,678
Less: current portion	174	219
	$1,365,537	$1,543,459

Scheduled principal repayments and interest payments on long-term debt as at December 28, 2025 are as follows (variable interest repayments on the Credit Facility are not reflected in the table below as they fluctuate based on the amounts drawn):

	Principal	Interest
Less than one year	$174	$58,714
One - two years	474	58,696
Two - three years	478,930	58,677
Three - four years	300,360	38,915
Four - five years	382	38,893
Thereafter	601,268	73,478
	$1,381,588	$327,373

12. SHARE CAPITAL

Authorized share capital of the Company consists of an unlimited number of common shares, without par value, for unlimited consideration.

On December 18, 2025, the Company announced that the Toronto Stock Exchange ("TSX") had accepted a notice filed by the Company of its intention to make a normal course issuer bid ("NCIB"). Under the NCIB, ATS may purchase for cancellation up to a maximum of 8,225,621 common shares during the 12-month period ending December 21, 2026.

During the nine months ended December 28, 2025, the Company purchased nil common shares under the current NCIB program and 308,758 common shares for $10,000 under the previous NCIB program (March 31, 2025 - $nil). At December 28, 2025, a total of 8,225,621 common shares remained available for repurchase under the current NCIB. All purchases are made in accordance with the bid at prevalent market prices plus brokerage fees, or such other prices that may be permitted by the TSX, with consideration allocated to share capital up to the average carrying amount of the shares, and any excess allocated to retained earnings. Included in share capital is $200 of transaction costs related to taxes on the share repurchase (note 13).

ATS CORPORATION
Notes to Interim Condensed Consolidated Financial Statements
    (in thousands of Canadian dollars, except per share amounts - unaudited)
The changes in the common shares issued and outstanding during the period presented were as follows:

	Note	Number of common shares	Share capital
Balance, at March 31, 2025		96,885,705	$842,015
Exercise of stock options		423,225	14,367
Common shares purchased and held in trust	14	(238,621)	(9,616)
Settlement of RSUs	14	186,896	7,161
Repurchase of common shares		(308,758)	(2,854)
Balance, at December 28, 2025		96,948,447	$851,073

13. TAXATION

Reconciliation of income taxes: Income tax expense differs from the amounts that would be obtained by applying the combined Canadian basic federal and provincial income tax rate to income before income taxes. These differences result from the following items:

		Three months ended		Nine months ended
	Note	December 28 2025	December 29 2024	December 28 2025	December 29 2024
Income before income taxes and non-controlling interest		$33,643	$10,642	$116,615	$57,351
Combined Canadian basic federal and provincial income tax rate		26.50%	26.50%	26.50%	26.50%
Income tax expense based on combined Canadian basic federal and provincial income tax rate		$8,915	$2,820	$30,903	$15,198

Increase (decrease) in income taxes resulting from:
Adjustments in respect of current income tax of previous periods		(2,163)	(162)	(1,599)	(250)
Non-taxable items net of non-deductible items		(2,641)	(814)	(6,875)	(2,011)
Unrecognized assets		681	3,403	2,669	7,463
Income taxed at different rates and statutory rate changes		(1,019)	(877)	4,296	(2,794)
Manufacturing and processing allowance and all other items		(163)	(233)	(716)	(1,168)
At the effective income tax rate of 25% (December 29, 2024 – 29%)		$3,610	$4,137	$28,678	$16,438

Income tax expense reported in the interim condensed consolidated statements of income:
Current tax expense		$11,150	$13,625	$61,488	$41,704
Deferred tax recovery		(7,540)	(9,488)	(32,810)	(25,266)
		$3,610	$4,137	$28,678	$16,438

Deferred tax related to items charged or credited directly to equity and goodwill:
Gain (loss) on revaluation of cash flow hedges		$(2,781)	$2,762	$(6,135)	$4,930
Opening deferred tax of acquired company	4	—	—	—	(16,115)
Other items recognized through equity		(1,585)	895	(1,295)	(147)
Income tax charged directly to equity and goodwill		$(4,366)	$3,657	$(7,430)	$(11,332)

ATS CORPORATION
Notes to Interim Condensed Consolidated Financial Statements
    (in thousands of Canadian dollars, except per share amounts - unaudited)
The "income taxed at different rates and statutory rate changes" line includes the impact of remeasurement of deferred tax assets and liabilities arising from the reduction in the corporate income tax rate in Germany. The change in the enacted tax rate resulted in an increase to income tax expense of $115 and $5,543 in the three and nine months ended December 28, 2025, reflecting the decrease in the value of deferred tax assets previously recognized.

On May 2, 2024, the Canadian federal government tabled Bill C-69 for the first reading in Parliament. Bill C-69 includes revised provisions to implement the Global Minimum Tax Act ("GMTA") and other measures from the federal budget tabled on April 16, 2024. The GMTA introduces a 15% global minimum tax in Canada, aligning with the OECD Pillar Two regime. On June 20, 2024, Bill C-69 received Royal Assent, enacting the GMTA. Consequently, the impact of the GMTA is reflected in the interim condensed consolidated financial statements. During the three and nine months ended December 28, 2025, the Company recognized income tax expense related to Pillar Two income taxes of $605 and $1,777 respectively ($528 and $1,579 in the three and nine months ended December 29, 2024, respectively), in the interim condensed consolidated statement of income.

On June 20, 2024, Bill C-59 received Royal Assent, enacting a 2% tax on certain share buybacks. The impact of this tax is reflected in the interim condensed consolidated financial statements (note 12).

14. STOCK-BASED COMPENSATION

In the calculation of the stock-based compensation expense in the interim condensed consolidated statements of income, the fair value of the Company's stock option grants were estimated using the Black-Scholes option pricing model for time-vesting stock options. During the three and nine months ended December 28, 2025, the Company granted nil and 354,106 time vesting stock options, respectively (nil and 241,327 in the three and nine months ended December 29, 2024, respectively). The stock options granted vest over four years and expire on the seventh anniversary from the date of issue.

For the nine months ended		December 28 2025		December 29 2024
	Number of stock options	Weighted average exercise price	Number of stock options	Weighted average exercise price
Stock options outstanding, beginning of period	994,599	$35.87	823,527	$33.56
Granted	354,106	40.32	241,327	45.37
Exercised (i)	(423,225)	26.20	(4,416)	31.53
Forfeited	(427,301)	44.12	(25,058)	44.60
Stock options outstanding, end of period	498,179	$40.17	1,035,380	$36.05
Stock options exercisable, end of period, time-vested options	196,855	$33.67	547,367	$27.98
(i) For the nine months ended December 28, 2025, the weighted average share price at the date of exercise was $37.77 (December 29, 2024 - $43.39).

The fair values of the Company's stock options issued during the periods presented were estimated at the date of grant using the Black-Scholes option pricing model with the following weighted average assumptions. Expected stock price volatility was determined at the time of the grant by considering historical share price volatility. Expected stock option grant life was determined at the time of the grant by considering the average of the grant vesting period and the grant exercise period.

ATS CORPORATION
Notes to Interim Condensed Consolidated Financial Statements
    (in thousands of Canadian dollars, except per share amounts - unaudited)

For the nine months ended	December 28 2025	December 29 2024
Weighted average risk-free interest rate	2.90%	3.75%
Dividend yield	0%	0%
Weighted average expected volatility	37%	35%
Weighted average expected life	4.75 years	4.75 years
Number of stock options granted: Time-vested	354,106	241,327
Weighted average exercise price per option	$ 40.32	$ 45.37
Weighted average value per option: Time-vested	$ 14.52	$ 16.45

Restricted Share Unit Plan:

During the three and nine months ended December 28, 2025, the Company granted 40,137 and 338,411 time-vesting restricted share units ("RSUs") (50,747 and 255,055 in the three and nine months ended December 29, 2024, respectively), and nil and 255,205 performance-based RSUs (nil and 210,803 in the three and nine months ended December 29, 2024, respectively). The Company measures these RSUs based on the fair value at the date of grant and a compensation expense is recognized over the vesting period in the interim condensed consolidated statements of income with a corresponding increase in contributed surplus. The performance-based RSUs vest upon successful achievement of certain operational and share price targets.

On May 18, 2022, the RSU plan was amended so that RSUs granted may be settled in ATS Common Shares, where deemed advisable by the Company, as an alternative to cash payments. It is the Company's intention to settle these RSUs with ATS Common Shares and therefore the Company measures these RSUs as equity awards based on fair value. During the three and nine months ended December 28, 2025, nil and 238,621 common shares were purchased for $nil and $9,616, respectively, and placed in trust (nil and 332,165 shares for $nil and $14,690 in the three and nine months ended December 29, 2024, respectively).

During the three and nine months ended December 28, 2025, the Company settled nil and 131,057 time-vesting RSUs and nil and 55,839 performance-based RSUs, respectively (nil in the three and nine months ended December 29, 2024, respectively) in ATS Common Shares from the common shares held in trust (note 12). At December 28, 2025, 1,109,180 shares are held in a trust and may be used to settle some or all of the RSU grants when they are fully vested (December 29, 2024, 1,057,455 shares held in trust). The trust is consolidated in the Company's interim condensed consolidated financial statements with the value of the acquired common shares presented as a reduction of share capital.

Deferred Stock Unit Plan:

During the three and nine months ended December 28, 2025, the Company granted nil and 58,019 Deferred Stock Units ("DSUs"), respectively (three and nine months ended December 29, 2024 - nil and 43,456, respectively). The DSU liability is revalued at each reporting date based on the change in the Company's stock price. As at December 28, 2025, the value of the outstanding liability related to the DSUs was $19,664 (March 31, 2025 - $17,031). The DSU liability is included in accounts payable and accrued liabilities on the interim condensed consolidated statements of financial position. The change in value of the DSU liability is included in the interim condensed consolidated statements of income in the period of change.

ATS CORPORATION
Notes to Interim Condensed Consolidated Financial Statements
    (in thousands of Canadian dollars, except per share amounts - unaudited)
The following table shows the compensation expense related to the Company's share-based payment plans:

For the three months ended	December 28 2025	December 29 2024
Stock options	$323	$732
RSUs	2,380	2,527
DSUs	1,755	1,866
	$4,458	$5,125

For the nine months ended	December 28 2025	December 29 2024
Stock options	$307	$2,242
RSUs	3,219	8,892
DSUs	2,631	414
	$6,157	$11,548

On July 7, 2025, the Company announced the departure of its former Chief Executive Officer ("CEO"). During the three and nine months ended December 28, 2025, the Company reversed $nil and $7,300 of previously recorded stock-based compensation expense associated with the unvested stock-based awards held by the former CEO.

Subsequent to December 28, 2025, the Company announced the departure of its Chief Financial Officer ("CFO"). The previously recorded stock-based compensation expense associated with the unvested stock-based awards held by the CFO in the approximate value of $2,311 will be reversed in Q4 fiscal 2026.

15. COMMITMENTS AND CONTINGENCIES

Minimum purchase obligations as at December 28, 2025:
Less than one year	$358,321
One - two years	6,116
Two - three years	3,420
Three - four years	2,151
Four - five years	270
More than five years	89
$370,367

The Company's off-balance sheet arrangements consist of purchase obligations, primarily commitments for material purchases, which have been entered into in the normal course of business.

In accordance with industry practice, the Company is liable to customers for obligations relating to contract completion and timely delivery. In the normal conduct of its operations, the Company may provide letters of credit as security for advances received from customers pending delivery and contract performance. In addition, the Company provides letters of credit for post-retirement obligations and may provide letters of credit as security on equipment under lease and on order. As at December 28, 2025, the total value of outstanding letters of credit was approximately $314,836 (March 31, 2025 - $279,383).

ATS CORPORATION
Notes to Interim Condensed Consolidated Financial Statements
    (in thousands of Canadian dollars, except per share amounts - unaudited)
In the normal course of operations, the Company is party to a number of lawsuits, claims and contingencies. Although it is possible that liabilities may be incurred in instances for which no accruals have been made, the Company does not believe that the ultimate outcome of these matters will have a material impact on its interim condensed consolidated statements of financial position.

16. SEGMENTED DISCLOSURE

The Company's operations are reported as one operating segment, Automation Systems, which plans, allocates resources, builds capabilities and implements best practices on a global basis.
Geographic segmentation of revenues is determined based on revenues by customer location. Non-current assets represent property, plant and equipment, right-of-use assets and intangible assets that are attributable to individual geographic segments, based on location of the respective operations.

As at	December 28, 2025
	Right-of-use assets	Property, plant and equipment	Intangible assets
Canada	$42,317	$65,917	$82,498
United States	19,920	134,972	407,664
Germany	25,435	56,841	46,987
Italy	13,936	45,764	134,590
Other Europe	18,683	9,130	35,139
Other	2,719	2,800	6,107
Total Company	$123,010	$315,424	$712,985

As at	March 31, 2025
	Right-of-use assets	Property, plant and equipment	Intangible assets
Canada	$32,751	$67,254	$84,269
United States	22,935	145,788	450,892
Germany	24,485	55,700	46,256
Italy	18,662	44,539	135,217
Other Europe	19,959	9,169	33,724
Other	3,499	2,598	8,173
Total Company	$122,291	$325,048	$758,531

Revenues from external customers	Three months ended		Nine months ended
	December 28 2025	December 29 2024	December 28 2025	December 29 2024
Canada	$61,528	$29,901	$133,397	$97,970
United States	310,376	283,450	942,123	866,513
Germany	69,720	59,551	217,837	169,175
Italy	29,093	19,207	79,916	64,871
Other Europe	159,595	153,116	475,528	451,520
Other	130,341	106,768	377,028	308,995
Total Company	$760,653	$651,993	$2,225,829	$1,959,044

For the nine months ended December 28, 2025, the Company did not have revenues from a single customer that amounted to 10% or more of total consolidated revenues (nine months ended December 29, 2024 - no revenues from a single customer amounted to 10% or more).

ATS CORPORATION
Notes to Interim Condensed Consolidated Financial Statements
    (in thousands of Canadian dollars, except per share amounts - unaudited)
17. REVENUE FROM CONTRACTS WITH CUSTOMERS

(a) Revenue by type:

	Three months ended		Nine months ended
	December 28 2025	December 29 2024	December 28 2025	December 29 2024
Revenues from construction contracts	$387,846	$343,559	$1,210,950	$1,056,014
Services rendered	204,385	158,046	537,223	491,789
Sale of goods	168,422	150,388	477,656	411,241
Total Company	$760,653	$651,993	$2,225,829	$1,959,044

(b) Disaggregation of revenue from contracts with customers:

	Three months ended		Nine months ended
Revenues by market	December 28 2025	December 29 2024	December 28 2025	December 29 2024
Life Sciences	$390,773	$376,107	$1,143,985	$1,054,891
Consumer Products	134,039	85,239	391,972	246,469
Food & Beverage	124,807	113,251	388,035	303,974
Energy	72,232	27,589	158,674	90,259
Transportation	38,802	49,807	143,163	263,451
Total Company	$760,653	$651,993	$2,225,829	$1,959,044

	Three months ended		Nine months ended
Timing of revenue recognition based on transfer of control	December 28 2025	December 29 2024	December 28 2025	December 29 2024
Goods and services transferred at a point in time	$168,422	$150,388	$477,656	$411,241
Goods and services transferred over time	592,231	501,605	1,748,173	1,547,803
Total Company	$760,653	$651,993	$2,225,829	$1,959,044

(c) Contract balances:

As at	December 28 2025	March 31 2025
Trade receivables	$630,055	$696,079
Contract assets	473,583	503,552
Contract liabilities	(327,885)	(330,134)
Unearned revenue (i)	(102,095)	(97,777)
Net contract balances	$673,658	$771,720

(i) The unearned revenue liability is included in accounts payable and accrued liabilities on the interim condensed consolidated statements of financial position.

ATS CORPORATION
Notes to Interim Condensed Consolidated Financial Statements
    (in thousands of Canadian dollars, except per share amounts - unaudited)

As at	December 28 2025	March 31 2025
Contracts in progress:
Costs incurred	$3,780,319	$4,443,488
Estimated earnings	1,175,303	1,467,315
	4,955,622	5,910,803
Progress billings	(4,809,924)	(5,737,385)
Net contract assets and liabilities	$145,698	$173,418

18. NET FINANCE COSTS

		Three months ended		Nine months ended
For the nine months ended	Note	December 28 2025	December 29 2024	December 28 2025	December 29 2024
Interest expense		$22,601	$25,255	$69,713	$66,321
Interest on lease liabilities	7	1,662	1,549	4,888	4,487
Interest income		(207)	(4,364)	(491)	(5,316)
		$24,056	$22,440	$74,110	$65,492

19. EARNINGS PER SHARE

Basic earnings per share
Earnings per common share is calculated by dividing earnings attributable to common shareholders by the weighted average number of common shares outstanding.

Diluted earnings per share
The treasury stock method is used to determine the dilutive impact of stock options and RSUs. This method assumes any proceeds from the exercise of stock options and vesting of RSUs would be used to purchase common shares at the average market price during the period.

For the three months ended	December 28 2025	December 29 2024
Weighted average number of common shares outstanding	98,056,837	97,926,990
Dilutive effect of RSUs	142,172	181,109
Dilutive effect of performance-based RSUs	—	353,589
Dilutive effect of stock option conversion	38,360	218,115
Diluted weighted average number of common shares outstanding	98,237,369	98,679,803

For the nine months ended	December 28 2025	December 29 2024
Weighted average number of common shares outstanding	97,834,858	97,990,854
Dilutive effect of RSUs	169,894	143,510
Dilutive effect of performance-based RSUs	—	353,589
Dilutive effect of stock option conversion	111,692	210,545
Diluted weighted average number of common shares outstanding	98,116,444	98,698,498

The Company presents basic and diluted earnings per share data. Basic earnings per share is calculated by dividing the net income attributable to shareholders of the Company by the weighted average number of common shares outstanding during the period, adjusted for common shares held in trust under the RSU Plans. Diluted earnings per share is determined by further adjusting the weighted

ATS CORPORATION
Notes to Interim Condensed Consolidated Financial Statements
    (in thousands of Canadian dollars, except per share amounts - unaudited)
average number of common shares outstanding for the effects of all potential dilutive shares, which comprise stock options, RSUs and performance-based RSUs granted to executive officers and designated employees.

For the three and nine months ended December 28, 2025, stock options to purchase 336,026 common shares, 33,223 and 605 RSUs, respectively, and nil performance-based RSUs are excluded from the weighted average number of common shares in the calculation of diluted earnings per share as they are anti-dilutive (403,159 common shares, 2,092 RSUs and 202,919 performance-based RSUs were excluded for the three and nine months ended December 29, 2024).

20. SUPPLEMENTAL CASH FLOW INFORMATION

The following table sets forth the supplemental cash flow information on net change in non-cash working capital:

	Three months ended		Nine months ended
	December 28 2025	December 29 2024	December 28 2025	December 29 2024
Accounts receivable	$(72,937)	$(115,416)	$62,429	$(230,248)
Income tax receivable	272	(1,648)	21,720	(3,841)
Contract assets	77,496	(29,858)	29,969	85,193
Inventories	12,432	(23,807)	12,036	(41,042)
Deposits, prepaids and other assets	23,352	2,263	2,266	4,629
Accounts payable and accrued liabilities	(9,081)	98,383	2,373	8,407
Income tax payable	(6,536)	(7,615)	(11)	(13,010)
Contract liabilities	22,152	101,421	(2,249)	34,067
Provisions	601	(4,119)	(7,213)	(1,642)
Foreign exchange and other	3,328	10,477	4,095	6,414
Total change in non-cash working capital	$51,079	$30,081	$125,415	$(151,073)